UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ladenburg Thalmann Financial Services Inc.

File No. 001-15799 - CF#24320

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Ladenburg Thalmann Financial Services Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 9, 2009.

Based on representations by Ladenburg Thalmann Financial Services Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 4.1   through August 25, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel